UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

WEATHERFORD INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

Switzerland	001-34258	98-0606750
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland	Not Applicable
(Address of principal executive offices)	(Zip Code)

Alejandro Cestero	713.836.4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Weatherford International Ltd. (“Weatherford”, “we”, “our” or “Company”) analyzed our operations to determine if columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”) were necessary for the production or functionality of products manufactured or contracted for manufacture by Weatherford in calendar year 2013 (“Necessary Conflict Minerals”). We have taken the following measures in performing this analysis:

•	Distributed a supply chain questionnaire to identify suppliers that may incorporate Conflict Minerals in their products;

•	Analyzed supplier questionnaire responses, sought clarification or additional information where necessary, and followed up with non-responsive suppliers;

•
Performed a reasonable country of origin inquiry (“RCOI”) to determine (i) whether Necessary Conflict Minerals originated from the Democratic Republic of the Congo or an adjoining country (“Covered Country”) or are from recycled or scrap sources, and (ii) the facilities in which such Necessary Conflict Minerals were manufactured, mined or produced, as well as the source and chain of custody of such Necessary Conflict Minerals; and

•	Surveyed suppliers on their company-wide Conflict Minerals due diligence processes and policies.

Conflict Minerals Disclosures:
A copy of this Form SD and the Weatherford Conflict Minerals Report is filed as Exhibit 1.01 hereto and may be found on our website at www.weatherford.com under “Investor Relations” and “SEC Filings”.

Item 1.02    EXHIBIT

A copy of the Weatherford Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - EXHIBITS

Item 2.01    EXHIBITS

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WEATHERFORD INTERNATIONAL LTD.

By:	/s/ Alejandro Cestero	June 2, 2014
	Alejandro Cestero	(Date)
Vice President, Co-General Counsel and Corporate Secretary